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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashton Stewart & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1271 Avenue of the Americas, 43rd Floor
(No. and Street)

New York	New York	10024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Ashton, Chief Executive Officer (212) 220-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

KW 3/14

OATH OR AFFIRMATION

I, Thomas A. Ashton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashton Stewart & Co., Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer

Title



Notary Public

Kelly Ann Hemphill
Notary Public, State of NY, NY County
Notary # 01HE6220036
Expires: 04/05/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012



StarkSchenkein, LLP

ASHTON STEWART & CO., INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2012

Ashton Stewart & Co., Inc.
Table of Contents



StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report

To the Shareholder of
Ashton Stewart & Co., Inc.

Report on the Financial Statements

We have audited the statement of financial condition of Ashton Stewart & Co., Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3600 South Yosemite Street | Suite 600 | Denver, CO 80237 | P: 303.694.6700 | TF: 888.766.3985 | F: 303.694.6761 | www.starkcpas.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashton Stewart & Co., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and III is fairly stated in all material respects in relation to the financial statements as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 21, 2013

Ashton Stewart & Co., Inc.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	112,596
Accounts receivable, net of allowance for doubtful accounts of $7,474		858
Current assets		113,454
Property and equipment, net of accumulated depreciation		1,734
	$	115,188

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued expenses	$	9,205
		9,205
STOCKHOLDER'S EQUITY:		
Preferred stock, 20,000,000 undesignated shares authorized no shares issued and outstanding		-
Common stock, $.001 par value, 80,000,000 shares authorized, 8,500,000 shares issued and outstanding		8,500
Additional paid-in capital		225,043
Note receivable from stockholder		(42,000)
Accumulated (deficit)		(85,560)
		105,983
	$	115,188

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Operations
For The Year Ended December 31, 2012

REVENUES:	
Revenues	$ 269,657
Total revenues	269,657
EXPENSES:	
Administrative services	18,000
Professional services	85,041
Regulatory fees	4,669
Other operating	32,761
Total expenses	140,471
INCOME BEFORE PROVISION FOR INCOME TAXES	129,186
Provision for income taxes	-
NET INCOME	$ 129,186

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid in Capital	Note Receivable from Stockholder	Accumulated (Deficit)	Total
	Shares	Amount				
Balance, December 31, 2011	8,500,000	$ 8,500	$ 219,643	$ -	$ (214,746)	$ 13,397
Contributions from stockholder	-	-	5,400	-	-	5,400
Issuance of note receivable from stockholder	-	-	-	(42,000)	-	(42,000)
Net income	-	-	-	-	129,186	129,186
Balance, December 31, 2012	8,500,000	$ 8,500	$ 225,043	$ (42,000)	$ (85,560)	$ 105,983

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Statement of Cash Flows
For The Year Ended December 31, 2012

OPERATING ACTIVITIES	
Net income	$ 129,186
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	753
Changes in:	
Accounts receivable	4,264
Accrued expenses	2,637
Notes receivable, related party	-
Net cash provided by operating activities	136,840
INVESTING ACTIVITIES	
Net cash (used in) investing activities	-
FINANCING ACTIVITIES	
Contributed capital	5,400
Issuance of note receivable from stockholder	(42,000)
Net cash (used in) financing activities	(36,600)
NET INCREASE IN CASH	100,240
CASH AT BEGINNING OF YEAR	12,356
CASH AT END OF YEAR	$ 112,596
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Ashton Stewart & Co., Inc.
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and summary of significant accounting policies

Organization

Ashton Stewart & Co., Inc. (the Company), formerly MAS Capital Securities, Inc. and Vantage Securities, Inc., was incorporated as MAS Trade.net, Inc., on September 27, 1999, in the State of Indiana. On October 29, 2001, the Company changed its name to MAS Capital Securities, Inc. Until November 2002, the Company was wholly owned by MAS Capital Securities Holdings, Inc., which is wholly owned by MAS Capital, Inc.

During November 2002, the Company's sole shareholder entered into an agreement to sell all of the issued and outstanding shares of the Company to Vantage Advisor Group, LLC (VAG or LLC). The name was then changed to Vantage Securities, Inc.

During 2010, in an effort to rebrand the firm to more adequately reflect its growing investment banking line of business the name was changed to Ashton Stewart & Co., Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

Revenue recognition

Wholesale fees on the sale of insurance products to other broker-dealers are recognized when the sales are completed, the amounts can be reasonably estimated and the collection assured. Registered representative commissions and related expenses are recorded when earned and incurred on a monthly basis according to agreements.

Income taxes

The Company follows FASB ASC 740-10 for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.

Note 1 – Organization and summary of significant accounting policies - continued

Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non- current depending on the periods in which the temporary differences are expected to reverse.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2012.

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to significant credit risk related to cash.

Accounts receivable

The Company's receivables consist of monies owed by registered representatives per contractual agreements. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2012, the allowance for doubtful accounts totaled $7,474.

Notes Receivable

Notes receivable are stated at their outstanding principal amount, net of allowance for uncollectible notes. The Company provides an allowance for uncollectible notes, which is based upon a review of outstanding notes receivable, historical collection information and existing economic conditions. As of December, 31, 2012, the allowance for uncollectible notes totaled $0.

Note 1 – Organization and summary of significant accounting policies - continued

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 2 to 7 years. Total depreciation and amortization expense for the year ended December 31, 2012 was $753.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2012. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments are cash, accounts receivable and accrued expenses. Fair values were assumed to approximate carrying values for these instruments because they are short term in nature and their carrying amounts approximate fair values.

Note 2 – Income taxes

The Company files income tax returns in the U.S. Federal jurisdiction and state jurisdictions. With a few exceptions, the Company is no longer subject to U.S. Federal or state and local income tax examinations by tax authorities for years before 2009.

The tax effects of temporary differences related to deferred taxes shown on the balance sheet are:

Deferred tax assets	
Net operating loss carryforwards	$ 54,497
Valuation allowance	
Beginning Balance	(105,837)
(Increase) decrease during the year	51,340
Ending balance	(54,497)
Net deferred tax asset	$ -

The Company has unused Federal operating loss carryforwards of $151,449, which expire between 2027 and 2031.

Note 3 – Net capital requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $103,391, which was $98,391 in excess of its required net capital of $5,000.

The Company is exempt from having to file the supplemental Securities Investor Protection Corporation Report (SIPC Report) required by SEA Rule 17a-5(e)(4) as the Company is a member and reported less than $500,000 in gross revenues during the year ended December 31, 2012.

Note 4 – Related party transactions

Effective December 1, 2003, the Company entered into Expense Allocation Agreements with entities related to the Company under common ownership. The agreements provide the Company pay a related entity a monthly fee for certain expense allocations, primarily related to administrative services. During the year ended December 31, 2012, the Company incurred expenses totaling $18,000 related to the agreement, of which $1,500 was payable as of December 31, 2012.

Effective December 15, 2012, the Company entered into a Promissory Note Receivable (Note) with the stockholder in the amount of $42,000. Starting on January 1, 2014, interest will accrue monthly at a rate equal to the monthly Applicable Federal Rate (AFR) for mid-term loans, 110% AFR level, as published by the Internal Revenue Service. The unpaid and accrued interest will be payable in yearly installments of interest only beginning on January 1, 2014, and continuing until December 31, 2017, which is when the Note is due in full. At December 31, 2012, the Note was classified as a reduction to equity.

Note 5 – Subsequent Events

Subsequent events have been evaluated through February 21, 2013, which is the date the financial statements were available to be issued.

Ashton Stewart & Co., Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2012

Stockholder's Equity per Statement of Financial Condition	$ 105,983
Less: Nonallowable assets	(2,592)
Net capital	$ 103,391
Aggregate indebtedness - items included in financial statements	$ 9,205
Basic net capital requirement ($5,000 minimum)	$ 5,000
Excess net capital	$ 98,391
Ratio aggregate indebtedness to net capital	9%

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA

Ashton Stewart & Co., Inc.
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2012

Ashton Stewart & Co., Inc., operates pursuant to the Section K (2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Shareholder of
Ashton Stewart & Co., Inc.

In planning and performing our audit of the financial statements of Ashton Stewart & Co., Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

StarkSchenkein, LLP

Denver, Colorado
February 21, 2013